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                                                                       Exhibit 1

Press Release issued on August 15, 2003.:

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[GEAC LOGO]

                                                                    NEWS RELEASE

GEAC COMPLETES ACQUISITION OF COMSHARE

MARKHAM, ONTARIO - August 15, 2003 - Geac Computer Corporation Limited (TSX:
GAC), a global enterprise software company for Business Performance Management, today announced the completion of its acquisition of Comshare, Incorporated (Nasdaq: CSRE). The acquisition was completed on August 14, 2003 by the merger of Conductor Acquisition Corp., an indirect wholly owned subsidiary of Geac, with and into Comshare in a "short form" merger in accordance with Michigan law. As a result of the merger, Comshare is now an indirect wholly owned subsidiary of Geac.

The merger follows a cash tender offer for all outstanding shares of Comshare at a price of US$4.60 per share, which was completed upon the expiration of a subsequent offering period on August 13, 2003. As a result of the merger, each outstanding share of Comshare not owned by Geac or Conductor has been automatically converted into the right to receive US$4.60 per share in cash, without interest. Former Comshare shareholders who did not tender their shares in the tender offer will receive a Letter of Transmittal that will instruct them as to how to receive the US$4.60 per share payment.

"We're pleased this merger has gone so smoothly," said Charles S. Jones, president and chief executive officer of Geac. "Clearly it is an opportunity to build shareholder value by positioning Geac in a potentially growth segment of the software industry. Planning, budgeting, forecasting and financial consolidation are key components of our overall Business Performance Management strategy. The successful completion of this conservatively priced acquisition marks another tangible milestone in Geac's growth strategy, but, more importantly, it extends our suite of high-performance applications creating significant value for our customers around the world."

"Regulatory and compliance imperatives related to the Sarbanes-Oxley Act of 2002 and current and proposed Canadian securities laws require that CEOs and CFOs have greater visibility into their financial performance processes through effective planning, budgeting and forecasting of business metrics. These regulatory initiatives should be a key driver for growth for Geac through a combination of new license revenue and extended service and support contracts," said Timothy J. Wright, chief technology officer and chief information officer of Geac. "Businesses today demand auditable and accountable control over their core processes, including systems of


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internal control. We are focused on delivering that control to our global customers through solutions like our Geac Comshare MPC and Geac Extensity Expense Reports product suites. These high-value products for the first time provide the necessary visibility into financial operations, allowing CEOs and CFOs to be confident that their companies are meeting compliance mandates while increasing their overall business performance."

Geac acquired control of Comshare for accounting purposes on August 6, 2003 and will consolidate the results of Comshare into its results from that date forward.

Questions and requests for assistance concerning the offer may be directed to Georgeson Shareholder Securities Corporation, the dealer manager for the offer, at (800) 445-1790, or Georgeson Shareholder Communications Inc., the information agent for the offer, at (800) 286-9178.

ABOUT GEAC

Geac (TSX: GAC - News) is a global enterprise software company for Business Performance Management, providing customers worldwide with the core financial and operational solutions and services to improve their business performance in real time. Further information is available at http://www.geac.com or through e-mail at info@geac.com.

ABOUT COMSHARE

Comshare, Incorporated (NASDAQ:CSRE) is a leading provider of software that helps companies implement and execute strategy. Comshare's corporate performance management application encompasses planning, budgeting, forecasting, financial consolidation, management reporting and analysis. For more information on Comshare, please call 1-800-922-7979, send email to info@comshare.com or visit Comshare's website at www.comshare.com.

SAFE HARBOR STATEMENT

Geac has filed with the Securities and Exchange Commission a tender offer statement on Schedule TO, and Comshare has filed with the Commission a solicitation/recommendation statement on Schedule 14D-9, with respect to the tender offer. Former Comshare shareholders are advised to read Geac's tender offer statement and Comshare's solicitation/recommendation statement, as amended, because they contain important information about Geac, Comshare, the tender offer and the merger. Former Comshare shareholders may obtain free copies of these statements from the Securities and Exchange Commission's website at www.sec.gov, or by contacting Geac Investor Relations at 905-475-0525 x3325 or investor@geac.com or Comshare Investor Relations at 734-994-4800 or bjarzynski@comshare.com.

This press release may contain forward-looking statements based on current expectations. Important factors that could cause a material difference between these forward-looking statements and actual events include those set forth under the heading "Risks and Uncertainties"
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in Geac's Management Discussion and Analysis for the fiscal year ended April 30,
2003 contained in its Report of Foreign Issuer on Form 6-K, filed with the United States Securities and Exchange Commission on July 2, 2003, copies of which are available through the website maintained by the SEC at www.sec.gov, and in Geac's Management Discussion and Analysis for the fiscal year ended April 30, 2003 filed with the Canadian Securities Administrators on June 25, 2003 and available through the website maintained by the Canadian Depository for Securities Limited at www.sedar.com.

FOR FURTHER INFORMATION
Melody Firth
Geac
905.475.0525 x 3325
melody.firth@geac.com